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February 23, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jeffrey Gabor

Re:                             Jaguar Health, Inc.
Registration Statement on Form S-3
Response dated September 20, 2017

File No. 333-219736

Dear Mr. Gabor:

On behalf of our client, Jaguar Health, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments (the “Comments”) of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in its letter dated October 6, 2017 (the “Letter”) regarding the Company’s above-referenced Registration Statement on Form S-3 (the “Registration Statement”) and prior response dated September 20, 2017, which responses we discussed during a telephone conversation with you and Mr. Chris Edwards on February 13, 2018.

The Company’s responses are numbered to correspond to the Comments as numbered in the Letter. For your convenience, the Comments contained in the Letter have been restated in bold below in their entirety, with the Company’s corresponding response set forth immediately under such Comment. Terms used but not defined herein have the respective meanings assigned thereto in the Registration Statement.

General

1.                                      We note your response to prior comment 1 and continue to believe that registering the resale of the shares underlying the Tranche A shares is not appropriate at this time. It does not appear that you have a completed private placement for the following reasons:

•                  Nantucket does not have investment control over the shares as the Investor Rights Agreement requires them to sell the shares if the offer price is above the minimum share price amount; and

•                  They must surrender 50% of their remaining shares if the Hurdle Amount is achieved.

Additionally, while the consideration surrendered in exchange for the Tranche A shares was fixed at the time of the agreement, the agreement contemplated a surrender of shares remaining unsold at the time the Hurdle Amount is met. In effect, this provision results in Nantucket having paid a higher price per share for the shares it was able to sell. Therefore, it is not clear how you were able to determine that the Tranche A shares are non-assessable.

NEW YORK • LONDON • HONG KONG • CHICAGO • WASHINGTON, D.C. • BEIJING • PARIS • LOS ANGELES • SAN FRANCISCO • PHILADELPHIA • SHANGHAI • PITTSBURGH • HOUSTON SINGAPORE • MUNICH • ABU DHABI • PRINCETON • NORTHERN VIRGINIA • WILMINGTON • SILICON VALLEY • DUBAI • CENTURY CITY • RICHMOND • GREECE •KAZAKHSTAN

Jeffrey Gabor Securities and Exchange Commission Division of Corporation Finance February 23, 2018 Page 2

Response: The Company acknowledges the Staff’s Comment and respectfully advises that it believes the private placement has been completed because the Company has no further rights or obligations under the private placement, other than with respect to the registration of shares issued to Nantucket. Nantucket settled the outstanding debt that Napo owed to Nantucket in consideration of the Company’s issuance of shares to Nantucket.  In no event is the Company entitled to receive any Tranche A Shares from Nantucket or other compensation with respect thereto.  The number of shares issued by the Company as well as the consideration received by the Company for such issuance is fixed and will not change.

The fact that Nantucket may be required to transfer a portion of the Tranche A Shares to the Napo legacy stockholders if the Hurdle Amount is achieved does not mean that the private placement has not been completed.  Nantucket’s agreement to transfer a portion of the Tranche A Shares to the Napo legacy stockholders under certain circumstances is essentially a contractual side arrangement between Nantucket and the Napo legacy stockholders that was negotiated between such parties to provide Napo legacy stockholders with a financial incentive to approve the Merger and the settlement of the Nantucket debt. Any surrendered Tranche A Shares would go to the Napo legacy stockholders, not to the Company .  There are other instances in which the number of shares issued in a private placement is not fully settled at the time that such shares are registered for resale, such as where the selling stockholder enters into an agreement with a third party such that all or a portion of the registered shares are subject to call rights or where shares issuable upon conversion of a convertible note are registered, but the convertible note includes a mandatory redemption feature (resulting in the noteholder potentially receiving fewer shares than registered on the registration statement or none at all).

The consideration that Nantucket provided for the Tranche A Shares is not a specific dollar amount but rather a contractual agreement to settle Napo’s outstanding obligations under the financing agreement between Nantucket and Napo.  Nantucket accepted shares in the Company as the form of consideration since the Company and Napo were in the process of entering into a stock-for-stock merger and Napo did not have sufficient funds to settle its debt obligations to Nantucket in cash. The settlement of Napo’s debt obligations to Nantucket was a condition that the Company negotiated into the terms of the Merger Agreement since the Company was unwilling to acquire Napo unless Napo’s outstanding debt obligations to Nantucket were settled and fully satisfied.

The Hurdle that must be achieved in order to trigger Nantucket’s share surrender obligations is a dollar amount that increases each year and approximates the dollar value that Nantucket agreed to accept as consideration for the settlement of Napo’s outstanding obligations under the financing agreement between Napo and Nantucket. The price that Nantucket paid for the shares, i.e., the settlement and payoff of indebtedness owed to Nantucket, was fixed at the time the Merger closed.  The share surrender provision is effected pursuant to a contractual arrangement (i.e., the Investor Rights Agreement) that was agreed to by Nantucket for the benefit of the Napo legacy stockholders.  The surrender provisions are not set forth in the Company’s certificate of incorporation or otherwise intrinsic to the Tranche A Shares.  Furthermore, since there is no circumstance in which the Company could cause Nantucket to invest additional funds for the Tranche A Shares, the shares are non-assessable.

2.                                      We note your response to prior comment 2. Given that the resale is being used to satisfy the company’s debt obligations and Nantucket is obligated to sell Tranche A shares if a potential purchaser offers a specified minimum price, it appears that the Nantucket is acting as a conduit for the company. As a result, this appears to be an indirect primary offering on behalf of the company. Since you are not eligible to conduct a primary offering on Form S-3 in reliance on General Instruction I.B.1 of Form S-3, please file a pre-effective amendment to this registration statement on a form which you are eligible to use for a primary offering, identify Nantucket as an underwriter, and disclose the price at which it will sell shares of your common stock.

Jeffrey Gabor Securities and Exchange Commission Division of Corporation Finance February 23, 2018 Page 3

Response: The Company acknowledges the Staff’s Comment and respectfully submits that the proposed offering of shares of the Company’s common stock by the Selling Shareholder as contemplated in the Registration Statement is properly regarded as a secondary offering, and therefore, is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).  The issuance of shares by the Company to Nantucket was intended to satisfy Napo’s (not the Company’s) debt obligations to Nantucket.  As discussed in the Company’s response to comment 1 above, the settlement and satisfaction in full of Napo’s obligations to Nantucket was a condition to the consummation of the Merger and a key factor in getting the Company’s approval for the Merger. Nantucket settled the outstanding debt that Napo owed to Nantucket in consideration of the Company’s issuance of shares to Nantucket concurrently with the consummation of the Merger.  As a result, the resale of shares by Nantucket has no impact on the Company’s or Napo’s debt obligations.

In addition, Nantucket has held the Tranche A Shares since they were issued by the Company on July 31, 2017. The length of time that Nantucket has held the Tranche A Shares indicates that it acquired the Tranche A Shares for investment purposes and to facilitate a business combination beneficial to Nantucket rather than as an underwriter with an intent to distribute the Tranche A Shares on behalf of the Company.

Lastly, due to the historically limited trading volume in the Common Stock (the average daily trading volume for the last thirty trading days ended February 21, 2018 was approximately 7.7 million shares) and the stock’s trading price (the average closing price for the last thirty trading days ended February 21, 2018 was approximately $0.142), the Company believes that Nantucket will likely need to continue to bear the market risk of a significant portion of its investment because it could be difficult for it to sell such a large number of shares into the public market without significantly reducing the price that it would receive.  To the extent that Nantucket does resell the Tranche A Shares, the Company will not be receiving any proceeds from such resale.  Nantucket will receive 100% of the proceeds from any shares that it resells.

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Jeffrey Gabor Securities and Exchange Commission Division of Corporation Finance February 23, 2018 Page 4

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 530-5586.

Sincerely,

/s/ Michael S. Lee
Michael S. Lee
Reed Smith LLP

Cc:                             Lisa A. Conte, Jaguar Animal Health, Inc., by e-mail

Karen Wright, Jaguar Animal Health, Inc., by e-mail

Donald C. Reinke, Reed Smith LLP, by e-mail